SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 02 December 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (Bank of Ireland)

Tender Offer Results and Purchase of Capital Securities
2 December 2011

The Governor and Company of the Bank of Ireland (the Bank) has today announced the results of its tender offers (the Offers) targeting all outstanding tranches of the residential mortgage backed securities issued by Kildare Securities Limited and Brunel Residential Mortgage Securitisation No.1 PLC (the Notes). The Bank will accept for purchase approximately €1.1bn in aggregate (amortised) principal amount outstanding of the Notes, as set out below.

Residential mortgage backed securities issued by Kildare Securities Limited

ISIN	Outstanding Principal Amount Accepted
XS0286335210 US493897AB83	U.S.$14,830,455
XS0286335996	€260,350,000
XS0286336374	€61,100,000
XS0286336531	€60,350,000
XS0286336887	€21,050,000

Residential mortgage backed securities issued by Brunel Residential Mortgage Securitisation No.1 PLC

ISIN	Outstanding Principal Amount Accepted
XS0289300898 XS0291311800	€124,997,663
XS0289303215 XS0291315207	£301,225,000
XS0289307398 US116874AD02	U.S.$140,921,202
XS0289324138 XS0291316601	€8,717,530
XS0289324484 XS0291317088	£11,621,307
XS0289326265 XS0291318995	€28,497,770
XS0289326935 XS0291321510	£1,549,508
XS0289327156 US116874AE84	U.S.$7,747,538
XS0289327313 XS0291323649	€68,685,800
XS0289327826 XS0291324027	£8,646,253
XS0289368853 US116874AF59	U.S.$20,918,354

The Bank has also purchased the following capital securities:

ISIN	Principal Amount Repurchased
XS0125611482	€96,530,000
XS0223310862	€12,000,000
XS0487711656	£23,950,000
CA062786AA67	C$14,000,000
CA062786AD07	C$51,028,000

The aggregate Core Tier 1 accretion to the Bank from all the foregoing purchases is expected to be approximately c. €350 million

Bank of Ireland Contact Details:

Brian Kealy, Head of Capital Management                   Tel: +353 76 623 4719
Colin Reddy, Capital Management                                Tel: +353 76 623 4722
Darach O'Leary, Head of Wholesale Funding              Tel: +353 1 799 3140
Redmond O'Leary, Head of Securitisation                    Tel: +353 1 609 3298
Tony Joyce, Head of Investor Relations                       Tel: +353 76 623 4729

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:    02 December 2011